E-STREAM MEDIA INC. - CERTIFIED FINANCIAL STATEMENTS

E-STREAM MEDIA INC.

Balance Sheet (Unaudited)

As of December 31, 2024 and December 31, 2023

Item	FY 2024	FY 2023
Cash & Cash Equivalents	$10,000.00	$5,000.00
Prepaid Marketing Expenses	$50,000.00	$20,000.00
Equipment	$15,000.00	$10,000.00
Total Assets	$75,000.00	$35,000.00
Liabilities		
Accounts Payable	$5,000.00	$2,000.00
Deferred Revenue	$10,000.00	$5,000.00
Total Liabilities	$15,000.00	$7,000.00
Equity		
Common Stock	$50,000.00	$20,000.00
Retained Earnings	$10,000.00	$8,000.00
Total Equity	$60,000.00	$28,000.00

Income Statement (Unaudited)

For the Years Ended December 31, 2024 and 2023

Item	FY 2024	FY 2023
Revenue	$120,000.00	$60,000.00
Cost of Goods Sold	$30,000.00	$15,000.00
Gross Profit	$90,000.00	$45,000.00
Operating Expenses	$60,000.00	$30,000.00
Net Income	$30,000.00	$15,000.00

E-STREAM MEDIA INC. - CERTIFIED FINANCIAL STATEMENTS

Statement of Cash Flows (Unaudited)

For the Years Ended December 31, 2024 and 2023

Item	FY 2024	FY 2023
Net Cash from Operations	$20,000.00	$10,000.00
Cash Used in Investing	($5,000.00)	($3,000.00)
Cash from Financing	$5,000.00	$2,000.00
Net Change in Cash	$20,000.00	$9,000.00

Prepared on a cash basis, unaudited, by the management of E-Stream Media Inc.